July 31, 2024

CORRESPONDENCE FILED VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Crawford

Re:	Acasti Pharma Inc. Registration Statement on Form S-4 (File No. 333-280536) Request for Acceleration of Effective Date

Dear Mr. Crawford:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Acasti Pharma Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time on August 2, 2024, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Steven Abrams of Hogan Lovells US LLP at (267) 675-4671.

[Signature page follows]

Sincerely,

Acasti Pharma Inc.

/s/ Prashant Kohli
Prashant Kohli
Chief Executive Officer and Director